UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

28 March 2013
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Chairman's Letter, AGM Notice, Scrip Entitlement Form, Proxy Form

   ____________________________________________________________________________
   THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

    If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser immediately.

    If you no longer hold any Ordinary Shares in CRH plc, you should consult the stockbroker, bank or other agent through or by whom the sale or transfer was effected without delay.
    ____________________________________________________________________________

28th March 2013

To the holders of Ordinary Shares.

SCRIP DIVIDEND OFFER IN RESPECT OF THE FINAL DIVIDEND OF 44.0
    CENT PER SHARE TO BE PAID ON 13th MAY 2013

Dear Shareholder,

The choice of taking New Shares rather than cash is again being offered to Shareholders in respect of the final dividend of 44.0 cent per share to be paid on the Ordinary Shares on 13th May 2013, subject to the approval of the dividend at the Annual General Meeting to be held on 8th May 2013.

The price of one New Share will be €17.01. Accordingly, your entitlement will be one New Share for every 48.323864 Ordinary Shares held where dividend withholding tax applies and for every 38.659091 Ordinary Shares held where the withholding tax does not apply. Details of the calculation of the price of a New Share are set out overleaf under “Basis of Calculation”.

The opportunity to receive New Shares instead of a cash dividend enables Shareholders to increase their shareholding in CRH without incurring dealing costs or stamp duty.

The offer is made under the Terms and Conditions of the Scrip Dividend Scheme, which can be accessed by selecting “Dividends” under “Equity Investors” in the Investor section of the CRH website, www.crh.com. You are advised to consider carefully the Terms and Conditions before making a decision. In particular, your attention is drawn to Section 3 of the document which summarises the likely tax consequences.

Full details of the options available and the action to be taken are set out in the enclosed Election and Mandate Form or Notice of Entitlement.

Yours faithfully,

N. Hartery
    Chairman

PARTICULARS OF THE SCRIP DIVIDEND OFFER IN RESPECT OF THE FINAL DIVIDEND FOR THE
YEAR ENDED 31ST DECEMBER 2012

1.      Basis of Calculation

Shareholders on the Register on 8th March 2013, the Record Date, will be entitled to participate in the Scrip Dividend Offer based on their holding of Ordinary Shares at that date.

The entitlement to New Shares has been calculated on the basis of the final dividend of 44.0 cent per Ordinary Share and a value for each New Share of €17.01. In accordance with the Articles of Association, the value of a New Share has been calculated by reference to the average of the high and low share prices for the Ordinary Shares as derived from the Irish Stock Exchange Daily Official List for each of the three business days commencing on 6th March 2013, being the day on which the Ordinary Shares were first quoted ex- dividend*. The entitlement is one New Share for every 48.323864 Ordinary Shares held where dividend withholding tax applies and for every 38.659091 Ordinary Shares held where the withholding tax does not apply.

Fractions of a New Share will not be allotted. An election to receive New Shares which gives rise to a fractional entitlement will be rounded up to the nearest whole New Share.

The Scrip Dividend Offer is subject to admission, for which application will be made, of the New Shares to (a) the Official Lists of the U.K. Listing Authority and the Irish Stock Exchange and (b) trading on the London Stock Exchange’s market for listed securities and the Main Securities Market of the Irish Stock Exchange. The New Shares will, on issue, rank pari passu in all respects with the existing Ordinary Shares and will be entitled to rank for all subsequent dividends. Such shares may be held in certificated or uncertificated form.
If, in respect of the final dividend, all Shareholders entitled thereto elected to receive New Shares instead of cash, a total of 18,804,003

New Shares would be issued (ignoring any reductions in respect of dividend withholding tax) representing an increase of 2.59% in the Company’s existing issued Ordinary Share Capital (excluding Treasury Shares). If all Shareholders elected to receive cash the amount payable by the Company would be €319,856,093.

2.      Mandate Scheme

A Mandate may only be given in respect of all and not part of a shareholding. Once a Mandate is effected, it will apply to all subsequently acquired Ordinary Shares, including future New Shares acquired, until revoked in accordance with the Terms and Conditions.

Completed Election and Mandate Forms must be received by Capita Registrars (Ireland) Limited by 12 noon on 25th April 2013 in order to effect a Mandate in respect of future Scrip Dividend Offers.

Shareholders with a Mandate in place will be notified in writing of each Scrip Dividend Offer and will receive a Notice of Entitlement setting out details of their entitlement to New Shares.

A notice of revocation of a Mandate will take effect from date of receipt by Capita Registrars (Ireland) Limited, save in respect of a particular Scrip Dividend Offer where it is received after the final date for receipt of such for that dividend, in which case it will apply in respect of all subsequent Scrip Dividend Offers. In the case of the 2012 final dividend the latest time and date is 12 noon on 25th April 2013.

3.      If you have sold or transferred Ordinary Shares

If you have sold or transferred all or part of your registered holding of Ordinary Shares prior to 6th March 2013 and those shares are nonetheless included in the number of shares stated in Box A on the Election and Mandate Form or Notice of Entitlement you should immediately consult your stockbroker, bank or other agent through or by whom the sale or transfer was effected.

4.      Timetable of Events

Ordinary Shares quoted ex-dividend                                                                                                                              6th March 2013

Record Date for Dividend                                                                                                                                                 8th March 2013

Despatch of this document with Election and Mandate Forms or Notices of Entitlement                                   28th March 2013

Latest date for receipt of completed Election and Mandate Forms                                                                            25th April 2013

Latest date for receipt of notices of revocation                                                                                                            25th April 2013

Annual General Meeting                                                                                                                                                     8th May 2013

Despatch of dividend warrants in respect of dividends paid on Ordinary Shares                                                  10th May 2013

Despatch of definitive Share Certificates for New Shares                                                                                           10th May 2013

Dividend payment date                                                                                                                                                     13th May 2013

CREST accounts credited with New Shares                                                                                                                  13th May 2013

Dealings expected to commence in the New Shares                                                                                                    13th May 2013

* For reference purposes only, the equivalent price in Sterling would be £14.76.

NOTICE OF  MEETING

The Annual General Meeting of  CRH  plc will be  held  at  the  Royal  Marine Hotel, Marine Road, Dun  Laoghaire, Co.  Dublin  at  11.00  a.m.  on  Wednesday, 8 May 2013  for  the  following purposes:

1.	To consider the Company’s financial statements and the Reports of the Directors and Auditors for the year ended 31 December 2012.

2.      To declare a dividend on  the  Ordinary Shares(1).

3.      To consider the  Report on  Directors’ Remuneration  for  the  year  ended 31  December 2012(2).

4.	To re-elect the following Directors(3):

 Mr. E.J. Bärtschi
 Ms. M.C.  Carton
 Mr.  W.P.  Egan
 Mr.  U-H.  Felcht
 Mr.  N.  Hartery
 Mr.  J.M.  de  Jong
             Mr.  J.W.  Kennedy
             Mr.  M. Lee
             Ms. H.A.  McSharry
             Mr.  A. Manifold
             Mr.  D.N.  O’Connor
             Mr.  M.S. Towe

5.     To authorise the  Directors to  fix  the  remuneration of  the  Auditors(4).

6.     To consider and,  if thought fit,  to  pass  as a Special  Resolution(5):

That, in  accordance with  the  powers, provisions and  limitations of  Article  11(e)  of  the  Articles  of Association of  the  Company, the  Directors be  and  they  are  hereby empowered to  allot  equity  securities for  cash  provided that  the  sum  of  the  nominal value  of  all allotments made pursuant to  this  authority in accordance with  sub-paragraph (iii) of  Article  11(e)  and  all Treasury Shares (as defined in  Section  209  of the  Companies Act,  1990)  re-issued pursuant to  Resolution 8 in  the  Notice  of  this  meeting shall  not exceed an  aggregate nominal value  of  €12,474,000. This    authority shall  expire at  the  close  of  business on  the  earlier of  the  date  of  the  Annual General Meeting in  2014  or  7 August 2014.

7.      To consider and,  if thought fit,  to  pass  as a Special  Resolution:
That the  Company be  and  is hereby authorised to  purchase Ordinary Shares on  the  market (as defined in  Section  212  of  the  Companies Act,  1990),  in  the  manner provided for in  Article  8A of  the  Articles  of Association of  the  Company up  to  a maximum of  10%  of  the  Ordinary Shares in  issue  at  the  date  of  the passing  of  this  Resolution. This  authority shall  expire at  the  close  of  business on  the  earlier of  the  date of  the  Annual General Meeting in  2014  or  7 August 2014.

8.     To consider and,  if thought fit,  to  pass  as a Special  Resolution:

That the  Company be  and  is hereby authorised to  re-issue Treasury Shares (as defined in  Section  209  of the  Companies Act,  1990),  in  the  manner provided for  in  Article  8B of  the  Articles  of  Association of  the Company.  This  authority shall  expire at  the  close  of  business on  the  earlier of  the  date  of  the  Annual General Meeting in  2014  or  7 August 2014.

For  the  Board, N.  Colgan,  Company Secretary,
                                                                                                                                        42  Fitzwilliam  Square, Dublin  2.
                                                                                                                  25  March 2013

Notes

(1)	The final dividend, if approved, will be paid on the Ordinary Shares on 13 May 2013 to persons who were registered as shareholders at the close of business on 8 March 2013.
(2)	Resolution 3 is an advisory resolution and is not binding on the Company.
(3)
In  accordance with  the  provisions of  the  U.K.  Corporate Governance Code,  all Directors retire and  offer themselves for  re-election. Biographical details  for  each  Director are  set  out  on  pages  11,  36  and  37  in  the  2012  Annual Report.

(4)
Resolution 5 authorises the  Directors to  fix  the  remuneration of  the  Auditors. Section  162(2)  of  the  Companies Act,  1963  provides that  the  auditor of  an  Irish  company shall  be  automatically re-appointed at  a company’s annual general meeting unless  the  auditor has  given  notice  in  writing of  his  unwillingness to  be  re-appointed or  a resolution has  been  passed at  that  meeting appointing someone else or  providing expressly that  the  incumbent auditor shall  not  be  re-appointed. The Auditors, Ernst & Young, Chartered Accountants, are  willing  to  continue in  office  and,  accordingly, will be  automatically re-appointed at  the  conclusion of  the  2013 Annual General Meeting.

(5)
Resolution 6 proposes to  renew the  Directors’ authority to  dis-apply statutory pre-emption rights in  relation to  allotments of  shares up  to  a maximum of  5% of  the  issued  Ordinary/Income share capital  of  the  Company at  25  February 2013.  This  limit  is in accordance with  generally accepted best  practice. The Directors intend to  follow  the  Pre-Emption Group’s Statement of  Principles in  that  allotments of  shares for cash  and  the  re-issue of  Treasury Shares on  a non  pre-emptive basis,  other than for  rights issues  to ordinary shareholders and  employee share schemes, will not  exceed 7.5%  of  the  issued  Ordinary/Income share capital  within  a rolling three year  period without prior consultation with  shareholders.

(6)
Any  member entitled to  attend, speak,  ask questions and  vote  at  this  Meeting may  exercise  his  or  her  right to  vote  by appointing one  or  more proxies. A member may  appoint the  Chairman or  another person, who  need not  be  a member(s) of  the  Company,  as a proxy, by electronic means or  in  writing, to  vote  some  or  all of  their shares. A proxy form is enclosed. Appointment of  a proxy does  not  preclude a member from attending, speaking and  asking  questions at  the  meeting should they  subsequently wish to  do  so.

(7)
To be  valid,  proxy forms must  be  delivered in  writing, together with  any  power of  attorney or  other authority under which  it is signed or  a certified copy  thereof, to  the  Company’s Registrar, Capita  Registrars (Ireland) Limited (“Capita  Registrars”), to  P.O.  Box 7117,  Dublin  2 (if delivered by post)  or  to  2 Grand Canal  Square, Dublin  2 (if delivered by hand), not  later  than 11.00  a.m.  on Monday, 6 May 2013.  Shareholders who  wish to  submit  proxies by electronic means may  do  so up  to  the  same  deadline  by accessing  the  Registrars’ website,  www.capitaregistrars.ie and  selecting  “Shareholder Portal”.  Shareholders who  do  not  receive  a proxy form by post,  or  who  wish to  be  sent  paper copies  of  documents relating to  the  meeting, should contact Capita  Registrars (Tel. +353  1 553  0050).

(8)
CREST  members may  appoint one  or  more proxies through the  CREST  electronic proxy appointment service  in  accordance with the  procedures described in  the  CREST  Manual. CREST  Personal Members or  other CREST  sponsored members who  have appointed a voting  service  provider(s) should refer to  their CREST  sponsor or  voting  service  provider(s), who  will be  able  to  take the  appropriate action  on  their behalf. Further information on  CREST  procedures and  requirements is contained in  the  CREST Manual. The message appointing a proxy(ies) must  be  received by the  Registrar (ID  7RA08)  not  later  than 11.00  a.m.  on  Monday, 6 May 2013.  For  this  purpose, the  time  of  receipt will be  taken to  be  the  time  (as determined by the  timestamp generated by the CREST  system)  from which  the  Registrar is able  to  retrieve the  message by enquiry to  CREST  in  the  manner prescribed by CREST. The Company may  treat as invalid  a proxy instruction in  the  circumstances set  out  in  Regulation 35(5)(a)  of  the  Companies Act, 1990  (Uncertificated Securities) Regulations, 1996.

(9)
ADR  holders wishing  to  attend the  meeting must  obtain  a proxy form from The Bank  of  New  York  Mellon  (BNY),  which  will enable them to  attend and  vote  on  the  business to  be  transacted. ADR  holders may  instruct BNY  as to  the  way in  which  the  shares represented by their ADRs  should be  voted  by completing and  returning the  voting  card  provided by BNY  in  accordance with  the instructions given.

(10)
Pursuant to  Section  134A  of  the  Companies Act,  1963  and  Regulation 14  of  the  Companies Act,  1990  (Uncertificated Securities) Regulations, 1996,  the  Company hereby specifies  that  only  those  shareholders registered in  the  Register of  Members of  the Company as at  6.00  p.m.  on  Monday, 6 May 2013  shall  be  entitled to  attend, speak,  ask questions and  vote  at  the  Annual General Meeting in  respect of  the  number of  shares registered in  their name at  that  time.

(11)
Pursuant to  Section  133B(1)(a)  of  the  Companies Act,  1963  and  subject  to  any  contrary provision in  company law, shareholders, holding at  least  3% of  the  Company’s issued  share capital,  or  at  least  3% of  the  voting  rights, have  the  right to  put  an  item  on  the agenda, or  table  a draft resolution for  an  item  on  the  agenda, of  a general meeting. In  the  case  of  the  2013  Annual General Meeting, the  latest  date  for  submission of  such  requests/resolutions will be  27  March 2013.  Further information in  relation to shareholders’ rights can  be  obtained from the  CRH  website,  www.crh.com.

(12)	Shareholders entitled to attend the Annual General Meeting have the right to ask questions relating to items on the agenda.
(13)
Pursuant to  Section  138  of  the  Companies Act,  1963,  where a poll  is taken at  the  Annual General Meeting, a shareholder, present in  person or  by proxy, holding more than one  share need not  cast all his/her votes  in  the  same  way.

(14)
A copy  of  this  Notice  and  copies  of  documentation relating to  the  2013  Annual General Meeting, including proxy forms, are available  on  the  CRH  website, www.crh.com. To access  these  documents, select  AGM  under “Equity  Investors" in  the  Investors section  of  the  website.

THIS DOCUMENT WHICH IS PERSONAL TO THE SHAREHOLDER(S) NAMED BELOW AND WHICH IS NOT TRANSFERABLE IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all or part of your registered holding of Ordinary Shares prior to 6th March 2013 and those Shares are nonetheless included in the number of shares stated in Box A, you should consult your stockbroker, bank or other agent through or by whom the sale or transfer was effected immediately.

                                                                                                                              CRH plc
                                                                            Registered in Dublin No. 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2.

                                                                                    2012 FINAL DIVIDEND - SCRIP DIVIDEND OFFER

Election and Mandate Form or Notice of Entitlement (see notes below)

Box A Registered holding of Ordinary Shares on 8th March 2013	Box B Net cash dividend entitlement * €	Box C Maximum number of New Shares to which you are entitled	Box D Number of New Shares which you wish to receive if less than your maximum entitlement shown in Box C	Box E Mark with an “X” to effect a mandate in respect of future dividends

*Net cash dividend entitlement is shown after the deduction of Dividend Withholding Tax, where applicable.

The Chairman's Letter dated 28th March 2013 (the "Circular") and the Terms and Conditions booklet should be carefully considered before any action is taken. Certain words and expressions defined in the Terms and Conditions bear the same meanings when used in this Election and Mandate Form or Notice of Entitlement, unless the context otherwise requires.

HOW TO DEAL WITH THIS FORM

1    If the words “Already Mandated” are printed across Boxes D and E above, a Mandate to take New Shares instead of cash is already in place, this is a Notice of Entitlement and your options are:

(i)      To receive your maximum entitlement to New Shares in respect of the final dividend: take no action;
or
(ii)      To receive your dividend in cash: you must revoke the existing mandate in writing. (All joint holders must sign.)

2	If the words “Already Mandated” are not printed across Boxes D and E above, this is an Election and Mandate Form and your options are:

(i)	To receive your maximum entitlement to New Shares instead of cash for the final dividend: sign and date this Form;
                                                                                                                                              or
      (ii)    To receive your maximum entitlement to New Shares in respect of the final dividend and under any future Scrip Dividend Offer: place an “X” in Box E, sign and date this Form;
                                                                                                                                              or
     (iii)    To receive a combination of New Shares and cash in respect of the final dividend: insert in Box D the number of New Shares you wish to receive (which must be less than the number shown in Box C), sign and date this Form.
               The final dividend will be paid in cash in respect of the Ordinary Shares on which no election is made;
                                                                                                                                              or
     (iv)    To receive your total final dividend in cash: take no action. Do not return this Form. The final dividend will be paid in the usual way.

If you elect to receive New Shares in accordance with 2(i), (ii) or (iii) or if you wish to revoke your Mandate in accordance with 1(ii), your completed Form or your notice of revocation, as the case may be, should be sent to Capita Registrars (Ireland) Limited, in the prepaid envelope provided, so as to arrive no later than 12 noon on 25th April 2013.

To: The Directors of CRH plc

I/We, being the holder(s), at the close of business on 8th March 2013, of the number of Ordinary Shares in the Company set out in Box A above, hereby give notice that, in lieu of payment in cash in respect of the final dividend for the year ended 31st December 2012, I/we irrevocably elect to receive an allotment of the number of New Shares shown in Box C above or, if less, the number of New Shares shown in Box D above credited as fully paid on the terms and conditions of the Scrip Dividend Offer, as set out in the Circular, the Terms and Conditions and the Memorandum and Articles of Association of the Company as from time to time varied.

If so indicated in Box E above, I/we wish my/our election to apply in respect of my/our entire holding of Ordinary Shares on the appropriate Record Date(s), for and on the same terms as any Scrip Dividend Offers made to other Shareholders until revoked by me/us. Completion of the Mandate by marking Box E automatically replaces any other election.

I/We acknowledge that the Company reserves the right to treat any election not strictly complying with the terms and conditions of the Scrip Dividend Offer as nevertheless valid.

I/We request and authorise the Company to procure my/our name(s) be placed on the Register of Members of the Company as holder(s) of the New Shares and to send to me/us a definitive certificate in respect of the said New Shares for which this application is accepted, by post at my/our risk to the address given above (unless I/we direct otherwise) or, if my/our shares are held in uncertificated form to credit my/our CREST account with the New Shares.

I/We represent and warrant that I am/we are not, and that I am/we are not applying on behalf of, a Non-eligible Shareholder, and am/are not applying with a view to the re-offer, re-sale, transfer or delivery of any of the New Shares which are the subject of this election, directly or indirectly, to or for the benefit of any Non-eligible Shareholder.

 Sign here ONLY if you are the person(s) named above.

(1) Signature: ………………………………………………………….

(3) Signature: ………………………………………………………….

 Dated:

 Notes:   1.  All joint holders must sign.
               2.   A corporation should affix its common seal or sign under the hand of a duly authorised official who should state his/her capacity.
               3.   If this Election and Mandate Form is signed under a power of attorney, such power of attorney or a duly certified copy thereof must accompany this Form.

(2) Signature: ………………………………………………………………….. (4) Signature: ………………………………………………………………… Daytime Tel. No. ……………………………………………………………… (in case of queries)

All enquiries regarding this Form should be addressed to Capita Registrars (Ireland) Limited, P.O. Box 7117, Dublin 2. Tel. +353 1 5530050, Fax +353 1 2240700. Completed Forms should be sent by post (in the prepaid envelope provided) to the same address or delivered by hand to 2 Grand Canal Square, Dublin 2, Ireland.

CRH plc   Form of Proxy for the Annual General Meeting to be held on 8th May 2013

Please indicate with an “X” in the boxes below how you wish your votes to be cast.

Resolutions to be voted on are set out in detail in the Notice of the Meeting.

CRH plc   Form of Proxy for Annual General Meeting
I/We the undersigned being an Ordinary shareholder/ shareholders of the Company HEREBY APPOINT the duly appointed Chairman of the Meeting (see note 1)

.............................................................................................................................................................................
as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at 11.00 a.m. on 8th May 2013 and at any adjournment thereof. I/We direct my/our proxy to vote on the resolutions set out in the Notice convening the Meeting as instructed and in respect of other resolutions that may arise at the Meeting as the proxy thinks fit. This proxy may be exercised in respect of all/ ____________________________________
(see note 5) shares registered in my/our name(s).

Signed:                                                        Date:

A Shareholder wishing to appoint a proxy by electronic means may do so any time up to
11.00 a.m. on 6th May 2013 by accessing the Registrar's  website, www.capitaregistrars.ie, selecting "Shareholder  Portal" and following the instructions on the website.

Vote
For           Against                      Withheld
See Note 3
1. Consideration of financial statements and
Reports of Directors and Auditors

2. Declaration of a dividend

3. Consideration of Report on Directors’ Remuneration

4. Re-election of Directors:
(a)  E.J. Bärtschi
(b)  M.C. Carton
(c)  W.P. Egan
(d)  U-H. Felcht
(e)  N. Hartery
    (f)   J.M. de Jong
   (g)  J.W. Kennedy
   (h)  M. Lee
   (i)   H.A. McSharry
       (j)   A. Manifold
      (k)  D.N. O'Connor
      (l)   M.S. Towe

5. Remuneration of Auditors

6. Disapplication of pre-emption rights

7. Authority to purchase own Ordinary Shares

8. Authority to re-issue Treasury Shares

Notes on completing proxy form:                                                                                                                                          signed or a certified copy thereof must be received by the Company's Registrars, Capita
1.   If it is desired to appoint another person as proxy the words “the duly appointed Chairman of the              Registrars (Ireland) Limited, at P.O.Box 7117, Dublin 2 (if delivered by post) or at 2 Grand Meeting” should be deleted and the name of the proxy, who need not be a Shareholder of the                    Canal Square, Dublin 2 (if delivered by hand) not later than 11.00 a.m. on 6th May 2013. A Company, inserted instead. A Shareholder may appoint one or more proxies. If you would like                  proxy may also be appointed electronically as explained above.
to appoint more than one proxy, please contact the Company’s Registrars, Capita Registrars                   5.   If a proxy is not to have the authority to vote all shares registered in the name of the
(Ireland) Limited, to receive an additional proxy form.                                                                                        Shareholder, the Shareholder should specify the number of shares which may be voted by
2.   Details in relation to Directors retiring at the 2013 Annual General Meeting and                                        the proxy, where indicated above. Where the number of shares is not inserted, a proxy will re-election are set out in the Chairman's Statement and in the Directors' Report in the 2012                         be deemed to have authority to vote all of the shares registered in the Shareholder's name. Annual Report. This Report and other documentation relating to the 2013 Annual General                     6.   CREST members wishing to appoint a proxy electronically should refer to the notes to the Meeting (including the Notice of the Annual General Meeting) are available on the CRH website,             Notice of the Annual General Meeting.
www.crh.com.                                                                                                                                                                7.   Where the appointer is a body corporate this form must be under seal or under the hand of
3.   Please indicate how you wish your proxy to vote by placing an “x” in the appropriate box. A proxy  a duly authorised officer or attorney.
is required to vote in accordance with any instructions given to him/her. The Vote Withheld option      8.   In joint accounts the names of all joint holders should be stated. However, the vote of the is provided to enable you to abstain on any particular resolution. It should be noted, however,             senior shall be accepted to the exclusion of the votes of the other registered holders of the that it is not a vote in law and will not be counted in the calculation of the proportion of the votes                                                       shares and for this purpose seniority shall be determined by the order in which the names for and against the resolution. Unless otherwise directed, and in respect of any other resolutions           stand in the Register of Members.
moved during the Meeting, the proxy will vote as he/she thinks fit or abstain from voting.                         9.   The return of a proxy form will not preclude any member from attending the Meeting,
4.   This form of proxy together with the power of attorney or other authority, if any, under which it is    speaking, asking questions and voting in person should he/she wish to do so.

CRH plc   Annual General Meeting 2013                                                                            Holder Ref:

Royal Marine Hotel, Marine Road, Dun Laoghaire, Co. Dublin,
        8th May 2013 at 11.00 a.m.
Attendance Form Ordinary Shareholders

Please do not post this section of the form but present it personally to gain admittance to the meeting

                                                              Signature: ..........................................

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 28 March 2013

By:___/s/Maeve Carton___
M. Carton
Finance Director